Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-232270 and Form S-8 Nos. 333- 233420 and 333-213226) of DXP Enterprises, Inc. of our report dated March 18, 2021, except for the effects of the restatement discussed in Note 4 to the consolidated financial statements and the matters discussed in Management’s Report on Internal Control over Financial Reporting, as to which the date is October 21, 2021, relating to the consolidated financial statements of DXP Enterprises, Inc., and the effectiveness of internal control over financial reporting of DXP Enterprises, Inc. (which report expresses an adverse opinion on the Company’s internal control over financial reporting due to material weaknesses), appearing in this Annual Report on Form 10-K/A for the year ended December 31, 2020.

/s/ Moss Adams LLP

Houston, Texas
October 21, 2021